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02021380

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 28 2002 366 PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 5727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FV 3/5/02

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PLANNED FINANCIAL PROGRAMS, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

734 Walt Whitman Road
(No. and Street)

Melville, New YOrk 11747
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lt. Col. M. A. Laitman, USA Ret. 908-766-2522
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KASS & JAFFE, CPAS, P.C.
(Name — *if individual, state last, first, middle name*)

1025 Westchester Avenue - White Plains, New York 10604
(Address) (City) (State) Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, MILTON A. LAITMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PLANNED FINANCIAL PROGRAMS, INC., as of DECEMBER 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sally Flynn - Kutka
Notary Public, State of New York
No. 01FL4906414
Qualified in Westchester County
Commission Expires Sept. 28, 2005

Milton A. Laitman
Signature

President
Title

Sally Flynn Kutka
Notary Public
2/25/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

February 26, 2002

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Securities and Exchange Commission
233 Broadway
New York, New York 10279

NASD Regulation, Inc./Systems Support
9509 Key West Avenue - 3rd Floor
Rockville, Maryland 20850
Att: Sherry Lawrence

We have examined the financial statement of Planned Financial Programs, Inc., for the year ended December 31, 2001 and have issued our report thereon dated February 12, 2002. As a part of our examination, we made a study and evaluation of the Company's system of internal controls to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards in the United States of America and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the Company in making periodic computation of aggregate indebtedness and net capital under Rule 17a-3 (a)(11) and the reserve required by Rule 15c3-(e).

Very truly yours,

Kass & Jaffe

KASS & JAFFE, P.C.
Certified Public Accountants

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

Planned Financial Programs, Inc.
734 Walt Whitman Road
Melville, New York 11747

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Planned Financial Programs, Inc., as of December 31, 2001 and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planned Financial Programs, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of cash and equivalents as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kass & Jaffe

February 12, 2002

PLANNED FINANCIAL PROGRAMS, INC.

BALANCE SHEET
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS		
Cash and equivalents	$ 73,868	
Commissions receivable	32,344	
Other receivable	475	
TOTAL ASSETS		$ 106,687

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accrued expenses and taxes payable		$ 58,434
STOCKHOLDER'S EQUITY		
Capital stock (no par value, 200 shares issued and outstanding)	$ 5,000	
Retained earnings	43,253	
TOTAL STOCKHOLDER'S EQUITY		48,253
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 106,687

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

INCOME		
Commissions	$ 404,916	
Less - commission expenses	382,613	
TOTAL INCOME		$ 22,303
OPERATING EXPENSES		
Stationery, printing, postage and office	1,332	
TOTAL OPERATING EXPENSES		1,332
PROFIT FROM OPERATIONS		20,971
OTHER INCOME		
Dividends and interest		1,924
NET INCOME		22,895
RETAINED EARNINGS - Beginning		42,613
DISTRIBUTIONS		(22,255)
RETAINED EARNINGS - Ending		$ 43,253

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 22,895
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Decrease in commissions receivable	$ 23,332	
Increase in other receivables	(50)	
Decrease in accrued expenses	(9,362)	
TOTAL ADJUSTMENTS TO NET INCOME		13,920
NET CASH PROVIDED BY OPERATING ACTIVITIES		36,815
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to stockholder		(22,255)
NET INCREASE IN CASH AND CASH EQUIVALENTS		14,560
CASH AND EQUIVALENTS - BEGINNING		59,308
CASH AND EQUIVALENTS - ENDING		$ 73,868

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the period for:

Interest	$ -0-
Taxes	$ -0-

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

SUPPLEMENTARY INFORMATION - SCHEDULE OF CASH AND EQUIVALENTS
DECEMBER 31, 2001

CASH IN BANKS:

HSBC - regular	$ 37,529	
MBNA America Bank - certificate of deposit	19,790	
MBNA America Bank - money market	16,549	
TOTAL CASH AND EQUIVALENTS		$ 73,868

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

Planned Financial Programs, Inc. was incorporated in August of 1991. The Company's only source of income is from commissions on the sale of mutual funds.

Cash Equivalents

The Company considers all highly liquid investments that are readily convertible to known amounts of cash and are so near to their maturity that they present an insignificant risk of changes in value because of changes in interest rates to be cash equivalents.

Income Taxes

The Company has elected to file its income tax returns under the appropriate "S" Corporation provision of the Federal and State laws and, therefore, incurs no Federal income tax on its taxable income.

Concentrations

The Company received 79% of its commissions from two brokerage firms.

Allowance for Doubtful Receivables

The Company has no allowance for commissions' receivable. It considers commissions receivable to be fully collectible at year-end.

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

Planned Financial Programs, Inc.
734 Walt Whitman Road
Melville, New York 11747

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The statement of changes in stockholder's equity, computation of net capital and reconciliation of net capital are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kass & Jaffe

February 12, 2002

PLANNED FINANCIAL PROGRAMS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

Stockholder's equity - December 31, 2000	$ 42,613
Net income - Year ended December 31, 2001	22,895
Distributions	(22,255)
STOCKHOLDER'S EQUITY - DECEMBER 31, 2001	$ 43,253

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2001

Cash in banks	$ 73,868
Sundry assets	32,819
	106,687
Less - current liabilities	58,434
Net capital before haircuts on securities	48,253
Haircuts	
Other securities	-0-
Undue concentration	-0-
Net Capital	$ 48,253

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

RECONCILIATION OF NET CAPITAL
AS OF DECEMBER 31, 2001

Net capital - per auditor's report	$ 48,253
Commission receivable	(32,344)
Other receivable	(475)
Accounts payable	58,434
Taxes payable	-0-
Net capital - per December 31, 2001 Focus Report	$ 73,868

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

Planned Financial Programs, Inc.
734 Walt Whitman Road
Melville, New York 11747

We have examined the answers to the financial questionnaire to be filed with the Securities and Exchange Commission, Form X-17A-5 by Planned Financial Programs, Inc. as of December 31, 2001. Our examination was made in accordance with generally accepted auditing standards in the United States of America and, accordingly, included a review of the internal accounting control and of safeguarding customers' securities, and such other tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying answers to the financial questionnaire present fairly the financial position of Planned Financial Programs, Inc. at December 31, 2001 in conformity with generally accepted accounting principles in the United States of America applied on basis consistent with that of the preceding year.

Kass & Jaffe

February 12, 2002